No. 0046

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]                    Form 40-F [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [    ]                    No [ X ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Enclosures:
Professional Staff plc — Announcement of Insider Trades for the quarter ended 31st December 2002

SIGNATURE
Professional Staff plc

FORM 6-K No: 0046

SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 13 January 2003	By:

Name: Adèle Thorpe Title: Company Secretary

Professional Staff plc

     Announcement of Insider Trades for the quarter ended 31 December 2002.

     At 31 December 2002, the beneficial interests of the board of directors were as follows:

	Ordinary 2p shares

	Shares	Options

B P Blackden	801,500	75,000
J C Benjamin	0	30,000
A R Dixey	69,000	340,000
J C Maynard	2,000	30,000
T Unterberg*	83,550	0

*Shares owned by entities where Mr Unterberg is an officer/director:
Shares: 1,122,400             Warrants: 200,000